Registration No. 333-

As filed with the Securities and Exchange Commission on August 20, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

Form F-7

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

_________________________________

Coro Mining Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	None
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

Suite 1280-625 Howe Street

Vancouver, BC

Canada V6C 2T6

(604) 682 5546

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

___________________________________

Copies to:

Mark D. Wood Farzad F. Damania Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, IL 60661 (312) 902-5200	Armando Veliz Chief Financial Officer Coro Mining Corp. Suite 1280-625 Howe Street Vancouver, BC Canada V6C 2T6 (604) 682 5546	James Clare Bennett Jones LLP 3400 One First Canadian Place P.O. Box 130 Toronto, Ontario M5X 1A4, Canada (416) 777-6245

__________________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effectiveness of this registration statement.

 __________________________________

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [ ]

__________________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share (1) (2)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (2)
Common Shares	671,591,957	US $0.04	US $26,863,678.28	US $3,344.53

(1)	Based on the Canadian offering price of Cdn$0.05 converted using the daily exchange rate as published by the Bank of Canada on August 14, 2018 of US $1.00 = CDN $1.30897

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F to Form F-7.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Notice of Rights Offering and Rights Offering Circular, attached hereto.

All references to CDN $ or $ in the Notice of Rights Offering or Rights Offering Circular refer to Canadian Dollars.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

N/A

Item 4. List of Documents Filed with the Commission

See the Notice of Rights Offering and Rights Offering Circular, attached hereto.

CORO MINING CORP.

Notice to security holders – August 13, 2018

The following notice (the “Notice”) to holders of common shares of Coro Mining Corp. sets out information concerning Coro’s rights offering in Q&A format.

Who can participate in the Offering?

Coro Mining Corp. ("Coro" or the "Corporation") is issuing to the holders (the "Shareholders") of its outstanding common shares (the "Common Shares") of record at 5:00 p.m. (Toronto time) on August 22, 2018 (the "Record Date") an aggregate of 783,546,337 rights (each, a "Right") on the terms set forth herein (the "Offering").

References in this notice to “we”, “our”, “us” and similar terms mean the Corporation. References in this notice to “you”, “your” and similar terms mean the Shareholders.

Who is eligible to receive Rights?

The Offering is being made to Shareholders (the “Eligible Shareholders”) resident in: (a) the provinces and territories of Canada; and (b) the United States, excluding the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (collectively the “Eligible Jurisdictions”).

You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This Notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights, offered for sale in any jurisdiction outside the Eligible Jurisdictions or to Shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (“Ineligible Shareholders”). Instead, Ineligible Shareholders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the “Rights Agent”), who will hold such Rights as agent for the benefit of all such Ineligible Shareholders.

The Corporation will accept subscriptions from Ineligible Shareholders or transferees if such Ineligible Shareholders or transferees satisfy the Corporation, through the delivery of an opinion of counsel in such Ineligible Shareholders’ jurisdiction of good standing not less than 7 days before the Expiry Date (and if the 7th day prior to the Expiry Date is a Saturday, Sunday or statutory holiday in the Toronto, Ontario, then such date shall be deemed to be the next business day following the 7th day prior to the Expiry Date), that the receipt by such Ineligible Shareholder or transferee of the Rights in the Offering and subscription by such Ineligible Shareholder or transferee and issuance to it of the Common Shares on exercise of the Rights is lawful and : (a) will not violate the laws of their jurisdiction of residence or other applicable jurisdiction, and (b) will not impose any requirement on the Corporation to comply with legal requirements in their jurisdiction of residence or other applicable jurisdiction other than those being complied with for the offering of Rights in the Eligible Jurisdictions.

If an Ineligible Shareholder does not satisfy the Corporation as to their eligibility to participate in the Offering on or before 7th day prior to the Expiry Date, the Rights Agent will, prior to the Expiry Time attempt to sell such Rights on the Toronto Stock Exchange, on a best efforts basis. The proceeds received by the Rights Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Shareholders who do not satisfy the Corporation as to their eligibility to participate in the Offering on or before the 7th day prior to the Expiry Date on a pro rata basis according to the total number of Common Shares held by them.

How many Rights is Coro offering?

Coro is offering a total of 783,546,337 Rights to purchase an aggregate of up to 671,591,957 Common Shares.

How many Rights will you receive?

A Shareholder on the Record Date will receive one Right for each Common Share owned by the Shareholder.

What do Rights entitle you to receive?

Each 1.1667 Rights entitles a Eligible Shareholder to subscribe for one Common Share at a subscription price of $0.05 per Common Share (the "Basic Subscription Privilege") until 5:00 p.m. (Toronto time) (the “Expiry Time”) on September 20, 2018 (the "Expiry Date"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

Any Shareholder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time.

Any Eligible Shareholder who exercises its Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

How will you receive your Rights?

Registered Eligible Shareholders: If you are a registered Eligible Shareholder of Common Shares, a certificate (a "Rights Certificate") representing the total number of Rights that you are entitled to as of the Record Date is enclosed with this notice.

Beneficial Eligible Shareholders: You are a beneficial holder of Common Shares if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS"). The total number of Rights to which all beneficial Eligible Shareholders as of the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Shareholder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

When and how can you exercise your Rights?

The period to exercise the Rights expires at the Expiry Time on the Expiry Date.

For Common Shares held through a Participant in the book-based system administered by CDS, a subscriber may subscribe for Common Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the subscription price for each Common Shares subscribed for to such Participant in accordance with the terms of the Offering. A subscriber wishing to subscribe for additional Common Shares, if available, must exercise the Basic Subscription Privilege and forward its request to the Participant that holds the subscriber's Rights prior to the Expiry Time, along with payment for the number of additional Common Shares requested. Any excess funds will be returned by mail or credited to the subscriber's account with its Participant without interest or deduction. Subscriptions for Common Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

Only registered Eligible Shareholders will be provided with Rights Certificates. For all non-registered, beneficial Eligible Shareholders of the Corporation who hold their Common Shares through a Participant in the book-based systems administered by CDS, a global certificate representing the total number of Rights to which all such Eligible Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial Eligible Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Eligible Shareholders who hold their Common Shares through a Participant must arrange for exercises, purchases or transfers of Rights through their Participant and should contact the Participant to instruct them accordingly. It is anticipated by the Corporation that each purchaser of Common Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Common Shares are issued or such Rights or Common Shares are purchased in accordance with the practices and policies of such Participant.

The Rights are not transferable in the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the United States Securities Act of 1933, as amended, which will permit the resale of the Rights by persons through the facilities of the TSX as described in the right offering circular.

What are the next steps?

This document contains key information you should know about Coro. You can find more details in the Corporation's rights offering circular. To obtain a copy, visit the Corporation's profile on the SEDAR website (www.sedar.com) or visit www.coromining.com. You should read the rights offering circular, along with the Corporation's continuous disclosure record, to make an informed decision.

Inquiries relating to this Offering should be directed to:

•	Coro Mining Corp.: Nicholas Bias, Vice President Corporate Development & Investor Relations, at: nbias@coromining.com; or

•	Computershare Investor Services Inc. (Rights Agent): 1-800-564-6253 (North America); 1-514-982-7555 (International); corporateactions@computershare.com.

Shareholders in the United States should also review the Corporation’s Registration Statement on Form F-7, which will be filed with the United States Securities and Exchange Commission, which can be found at www.sec.gov.

Coro Mining Corporation

Per: Luis Albano Tondo

President & Chief Executive Officer

August 13, 2018

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 20, 2018.

This rights offering circular ("Circular") is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the August 13, 2018 rights offering notice (the "Notice"), which you should have already received. Your rights certificate and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and Coro Mining Corp.'s continuous disclosure prior to making an investment decision.

The offer of these securities is being made in the provinces and territories of Canada, in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin (collectively the "Eligible Jurisdictions").

Rights Offering Circular	August 13, 2018

CORO MINING CORP.

OFFERING OF RIGHTS TO SUBSCRIBE FOR COMMON SHARES

References in this Circular to we, our, us and similar terms mean to Coro Mining Corp. ("Coro” or the "Corporation"). References in this Circular to you, your and similar terms mean to holders of the common shares in the capital of the Corporation (the "Common Shares"). Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this rights offering circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Financial statements included or incorporated herein, of the Company have been prepared in accordance with international financial reporting standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of British Columbia, Canada, that a majority of its directors and officers named in this Circular are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?

Coro is issuing to the holders (the "Shareholders") of its outstanding Common Shares of record at the close of business (5:00 p.m. Toronto time) on August 22, 2018 (the "Record Date") an aggregate of 783,546,337 transferable rights (each, a "Right").

Rights will entitle the holder thereof to acquire, at the election of the holder and on the basis described herein, Common Shares upon the exercise of the Rights.

This Circular describes details of the Offering (as defined below) and is referred to in the Notice that you have received regarding the Offering.

Inquiries relating to this Offering should be directed to:

•	Coro Mining Corp.: Nicholas Bias, Vice President Corporate Development & Investor Relations, at: nbias@coromining.com; or

•	Computershare Investor Services Inc. (Rights Agent): 1-800-564-6253 (North America); 1-514-982-7555 (International); corporateactions@computershare.com.

What is being offered?

Each Shareholder on the Record Date, being August 22, 2018, who is resident in an Eligible Jurisdiction will receive one Right for every Common Share held on the Record Date. An aggregate of 783,546,337 Rights are being issued by the Corporation to purchase an aggregate of up to 671,591,957 Common Shares (the "Offering").

Rights issued to registered Shareholders will be evidenced by transferable rights certificates in registered form (each, a "Rights Certificate"). Rights issued to beneficial Shareholders will be evidenced by a confirmation from such Shareholders’ respective CDS Participant (as defined herein) in accordance with the practices and procedures of such CDS Participant in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”).

Who is eligible to receive and exercise rights?

The Offering is only being made to Shareholders (the "Eligible Shareholders") resident in the Eligible Jurisdictions. The Rights and Common Shares issuable upon exercise of the Rights are not being offered to persons who are, or appear to be, or the Corporation has reason to believe are, resident in any jurisdictions (the "Non-Participating Jurisdictions") other than the Eligible Jurisdictions ("Ineligible Shareholders"). Rights may not be exercised by or on behalf of an Ineligible Shareholder. CDS Participants may not issue Rights to Ineligible Shareholders.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation. A registered Ineligible Shareholder whose address of record is outside the Eligible Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation, in writing, on or before the 7th day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering.

This circular covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin) may not permit the Corporation to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Corporation's ability to do so, and as a result the Corporation will treat those states as Non-Participating Jurisdictions under the Offering.

What do Rights entitle you to receive?

Each 1.1667 Rights will entitle the holder thereof to acquire, at the election of the holder and on the basis described below, one Common Share at the Subscription Price upon the exercise of the Right until 5:00 p.m. (Toronto time) on September 20, 2018 (the "Basic Subscription Privilege"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

In the event that a Eligible Shareholder exercises the Basic Subscription Privilege in respect of all of the Rights issued to such Eligible Shareholder, the Eligible Shareholder may exercise an additional subscription privilege (the "Additional Subscription Privilege") to subscribe pro rata for additional Common Shares not otherwise purchased under the Basic Subscription Privilege ("Additional Shares") if available, at the Subscription Price. The Common Shares available under the Additional Subscription Privilege will be those securities issuable pursuant to the Offering that have not been subscribed and paid for under the Basic Subscription Privilege before the Expiry Time (as defined below). (See "What is the additional subscription privilege and how can you exercise this privilege?").

What is the subscription price?

The subscription price is $0.05 per Common Share (the "Subscription Price").

A holder of Rights must pay the Subscription Price to the Rights Agent (as defined herein) or to their CDS Participant, in accordance with the terms and conditions set forth herein, in order to exercise the Rights and purchase Common Shares.

On August 3, 2018, being the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") was $0.095.

When does the Offering expire?

The Offering will expire at 5:00 p.m. (Toronto time) (the "Expiry Time") on September 20, 2018 (the "Expiry Date").

To subscribe for Common Shares, a properly completed Rights Certificate, election and payment for the Common Shares must be delivered to the offices of Computershare Investor Services Inc. (the "Rights Agent") at 100 University Ave., 8th floor, Toronto, ON M5J 2Y1 Attn.: Corporate Actions (the "Subscription Office"), before the Expiry Time on the Expiry Date.

The Rights Agent may be contacted at 1-800-564-6253 (North America); 1-514-982-7555 (International); or corporateactions@computershare.com.

What are the significant attributes of the Rights issued under the Offering and the Common Shares to be issued upon the exercise of the Rights?

Each 1.1667 Rights will entitle the holder thereof to purchase one Common Share upon payment of the Subscription Price per Common Share acquired. Rights not exercised and paid for by the Expiry Time will be void and of no value.

A Right does not entitle the holder thereof to any rights whatsoever as a security holder of the Corporation other than the right to subscribe for and purchase Common Shares on the terms and conditions of the Rights described herein.

The Rights are transferable securities within Canada that entitle their holders to subscribe for Common Shares on the terms described in this circular.

The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the Toronto Stock Exchange (the "TSX") provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, sellers of Rights in the United States will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares and, as of the date of this Circular, the Corporation has 783,546,337 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote. All of the Common Shares rank equally as to dividends, voting powers and participation in assets. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds applicable to the Common Shares.

What are the minimum and maximum numbers or amount of Common Shares that may be issued under the Offering?

The maximum amount of Common Shares which may be issued in connection with the Offering is 671,591,957 for gross proceeds of $33,579,597.85. Pursuant to the guarantee provided by Standby Commitment (as defined herein), the Corporation anticipates that it will issue the maximum number of Common Shares in connection with the Offering. See also “Standby Commitment”.

There is no minimum amount of Common Shares which may be issued in connection with the Offering.

Where will the Rights and Common Shares issuable upon exercise of the Rights be listed for trading?

The currently outstanding Common Shares are listed for trading on the TSX under the symbol "COP".

The Rights will trade on the TSX under the trading symbol "COP.RT" until 12:00 p.m. (Toronto Time) on the Expiry Date.

FORWARD LOOKING INFORMATION

This Circular contains "forward-looking information" and “forward-looking statements” (within the meaning of applicable Canadian securities legislation and otherwise).

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" , or variations or the negative of such words and phrases, or statements that certain actions, events or results "may" " could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements in this Circular include, without limitation, statements with respect to: completion of the Offering; the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering; our working capital requirements over the next twelve months; and the use of proceeds from the Offering.

Forward-looking statements in this Circular are subject to a number of risks and uncertainties that may cause the Corporation's actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Corporation. Risk factors that could cause actual results or events to differ materially from those expressed in the forward-looking statements include, among other things: risks related to the Offering and; uncertainties relating to the cost of completing the Offering; delays in obtaining or failure to obtain required approvals to complete the Offering and the Standby Commitment (as defined herein); the ability of the Tembo Capital (as defined herein) to complete the Standby Commitment; and risks that could cause the Corporation to allocate the proceeds of the Offering in a manner other than as disclosed in this Circular, including all of the risks related to the Corporation's business, financial condition, results of operations and cash flows.

Please refer to our most recently filed Annual Information Form and management's discussion and analysis for the year ended December 31, 2017 and the six months ended June 30, 2018 in respect of material assumptions and risks related to our business financial condition, results of operations and cash flows.

The material factors and assumptions used to develop the forward-looking statements in this Circular include: the assumption that the Offering will be completed; management’s expectations regarding the cost of completing the Offering; that no unforeseen events will affect the Corporation’s existing working capital; that the Corporation’s working capital requirements over the next twelve months will be substantially as projected; the Corporation will obtain all necessary approvals and satisfy all required conditions for the completion of the Offering and the Standby Commitment and that current plans and expected metal prices and exchange rates will proceed in accordance with or remain within range of management's expectations.

Any forward-looking statements in this Circular are stated as of the date of this document and the Corporation does not intend, and does not assume any obligation, to update such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by applicable laws.

Readers are cautioned that the foregoing list is not exhaustive.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and the Corporation does not undertake and is not obligated to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This circular has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the United States Securities Exchange Act of 1934, as amended. As such information contained or incorporated by reference in this circular concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

USE OF AVAILABLE FUNDS

What will Coro's available funds be upon closing of the Offering?

The gross proceeds to be received under this Offering is $33,579,597.85, based on a maximum offering of 671,591,957 Common Shares and the guarantee provided by the Standby Commitment Agreement (as defined herein).

		Assuming 100% of Offering (through exercise of Rights or Standby Commitment)
A	Amount to be raised by the Offering	$33,579,597
B	Selling commissions and fees	$Nil
C	Estimated offering costs (e.g. legal, accounting audit)	$1,315,000
D	Available funds: D=A-(B+C)	$32,264,597
E	Additional sources of funding	$13,667,850(1)
F	Working capital deficiency	$Nil
G	Total: G = (D+E) – F	$45,932,447

(1) A portion of the additional available funding was deployed prior to the record date to complete the acquisition of the Sierra Miranda claims. See “How will Coro use the available funds?”.

How will Coro use the available funds?

The following table below provides a detailed breakdown of how the Corporation will use its available funds, including those received pursuant to the Offering:

Description of intended use of available funds listed in order or priority.	Assuming 100% of Offering (through exercise of Rights or Standby Commitment)
Repayment of loans from Greenstone (as defined herein)	$11,585,130(1)
Exploration work at Marimaca Project	$10,920,000
Development work at Marimaca Project	$1,450,000
Acquisition of Sierra Miranda claims	$7,680,030(2)
Potential land acquisitions	$1,300,000
Transaction costs and expenses	$1,300,000
Working capital, general and administrative expenses	$11,697,287
Total:	$45,932,447

(1) Canadian dollar equivalent of US$8.9 million loans payable to Greenstone, including accrued but unpaid interest and related fees, on the basis of the daily exchange rate published by the Bank of Canada on July 31, 2018 of US$1.00 = $1.3017. The Corporation has agreed with Greenstone to set-off the principal amount of such loans payable against a portion of the aggregate exercise price of Rights to be exercised by Greenstone under its Basic Subscription Privilege. See “Insider Participation”.

(2) Canadian dollar equivalent of the US$5.9 million purchase price for Sierra Miranda claims, pursuant to a mineral concession purchase agreement «promesa de compraventa de concesiones mineras» dated January 19, 2018 between the Corporation’s wholly-owned subsidiary Compania Minera Ceilo Azul Lta. And Capax S.A., on the basis of the daily exchange rate published by the Bank of Canada on July 31, 208 of US$1.00 = $1.3017. The acquisition of the Sierra Miranda claims was completed prior to the record date.

The Corporation intends to use of a significant portion of the proceeds from the Offering on the Marimaca Project. These expenditures include exploration and development work, as well as potential land acquisitions.

The allocation of the net proceeds of the Offering may be adjusted within the stated categories of expenditures above depending on, among other things, timing of availability of equipment and services, and general political and market conditions. Further, while the Corporation intends to spend the available funds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary. In any event, the available funds will be used by the Corporation in furtherance of its business. See "Forward-Looking Information" above.

How long will the available funds last?

Based on current plans, work programs and budgeted expenditures, management of the Corporation anticipates that the Corporation will have sufficient funds to maintain operations for at least 18 months. See “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2017, "Risks and Critical Accounting Estimates & Policies" in the Corporation’s management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2017 and "Risks and Critical Accounting Estimates & Policies" in the Corporation’s management's discussion and analysis for the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2018. See also "Forward-Looking Information" above.

INSIDER PARTICIPATION

Will insiders be participating?

Colin Kinley, Chairman of the Corporation, has indicated an intention to exercise all Rights issued to him. Mr. Kinley owns 100,000 Common Shares and therefore will receive 100,000 Rights entitling him to acquire 85,711 Common Shares under the Basic Subscription Privilege at the Subscription Price.

Gordon Fretwell, a director of the Corporation, has indicated an intention to exercise all Rights issued to him. Mr. Fretwell owns 730,488 Common Shares and therefore will receive 730,488 Rights entitling him to acquire 626,114 Common Shares under the Basic Subscription Privilege at the Subscription Price.

Sergio Rivera, Vice President of Exploration of the Corporation, has indicated an intention to exercise all Rights issued to him. Mr. Rivera owns 2,100,000 Common Shares and therefore will receive 2,100,000 Rights entitling him to acquire 1,799,948 Common Shares under the Basic Subscription Privilege at the Subscription Price.

Greenstone Resources L.P. (“Greenstone”), an insider of the Corporation by virtue of beneficial control, directly or indirectly, of in excess of 10% of the issued and outstanding Common Shares of the Corporation, has indicated an intention to exercise all Rights issued to it. Greenstone, together with entities affiliated with Greenstone (the “Greenstone Group”) own 435,969,014 Common Shares and therefore will receive 435,969,014 Rights entitling Greenstone to acquire 373,677,049 Common Shares under the Basic Subscription Privilege at the Subscription Price. Separately, the Corporation is indebted to Greenstone pursuant to a series of loans. As described under the heading “Use of Available Funds”, the Corporation intends to use approximately $11,585,130 (being the Canadian dollar equivalent of US$8,900,000 on the basis of the daily exchange rate published by the Bank of Canada on July 31, 2018 of US$1.00 = $1.3017) to repay certain of these loans in the principal amount (including accrued but unpaid interest and related fees) of approximately US$8,900,000. The Corporation and Greenstone have agreed to set off the Canadian dollar equivalent of the principal amount of the loans payable to Greenstone against a portion of the exercise price to be paid by the Greenstone Group to exercise their Rights under the Basic Subscription Privilege.

Ndovu Capital XIV BV (“Tembo Capital”), an insider of the Corporation by virtue of beneficial control, directly or indirectly, of in excess of 10% of the issued and outstanding Common Shares of the Corporation, has indicated an intention to exercise all Rights issued to it. Tembo Capital has indicated that it will participate in the Basic Subscription Privilege and the Additional Subscription Privilege. Tembo Capital owns 109,733,334 Common Shares and therefore will receive 109,733,334 Rights entitling Tembo Capital to acquire 94,054,456 Common Shares under the Basic Subscription Privilege at the Subscription Price. Additionally, as described under the heading “Standby Commitment”, Tembo Capital has agreed to provide the Standby Commitment. As a result of the Standby Commitment, the number of Common Shares that will ultimately be acquired by Tembo Capital is contingent on the level of participation of other Eligible Shareholders in the Offering and cannot be determined at this time.

Alan Stephens, a director of the Corporation, and Marcelo Cortes, Vice President of Project Development of the Corporation, have indicated an intention not to exercise the Rights issued to them.

Other than as described above, each of the directors, officers and other insiders of the Corporation either do not own any Common Shares of the Corporation (and will therefore receive no Rights) or else have not indicated an intention to the Corporation with respect to their exercise of the Basic Subscription Privilege or Additional Subscription Privilege.

The foregoing reflects the intentions of such insiders (as defined in applicable Canadian securities legislation) as of the date hereof to the extent such intentions are reasonably known to the Corporation; however such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise or not exercise their Rights to acquire Common Shares.

Who are the holders of 10% or more of the Common Shares before and after the Offering?

To the knowledge of the directors and executive officers of Coro, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of voting securities of the Corporation, other than as set out below.

Shareholder	Holdings of Common Shares before the Offering	Percentage before the Offering	Holdings of Common Shares after the Offering(1)	Percentage after the Offering(1)
Greenstone Resources L.P. and its affiliate, Greenstone Co-Investment No. 1 (Coro) L.P.	435,969,014 Common Shares	55.64%	809,646,063 Common Shares	55.64%
Ndovu Capital XIV BV	109,733,334 Common Shares	14.00%	405,136,468 Common Shares	27.84%

(1) Assumes: (i) the maximum number of Common Shares are issued under the Offering, (ii) no person acquires Common Shares under the Offering other than Greenstone, Tembo Capital and the other insiders of the Corporation who have indicated an intention to exercise their Basic Subscription Privilege, and (iii) that Tembo Capital will, in such circumstance, fulfill its obligations under the Standby Commitment Agreement (as defined herein) by purchasing all Common Shares available under the Offering (other than those issued to Greenstone and the identified insiders pursuant to their respective Basic Subscription Privilege).

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you fail to exercise your Rights and all other Eligible Shareholders fully exercise their Basic Subscription Privilege for Common Shares, subject to the various conditions described in this Circular, 671,591,957 Common Shares may be issued pursuant to this Offering and your percentage ownership of the Common Shares will thereby be diluted by approximately 85.71% (since 671,591,957 Common Shares is 85.71% of the current number of issued and outstanding Common Shares of 783,546,337).

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Common Shares to which you are entitled under the Basic Subscription Privilege.

STANDBY COMMITMENT

Who is the stand-by guarantor and what are the fees?

Pursuant to the standby purchase agreement dated August 3, 2018 between the Corporation and Tembo Capital (the “Standby Commitment Agreement”), Tembo Capital has agreed, subject to certain terms and conditions, to exercise its Basic Subscription Privilege and Additional Subscription Privilege and, in addition thereto, acquire any additional Rights available as a result of any unexercised Rights under the Offering, such that the Corporation will, subject to the terms of the Standby Commitment Agreement be guaranteed to issue 671,591,957 Common Shares in connection with the Offering for aggregate gross proceeds of $33,579,597.85 (the “Standby Commitment”).

Tembo Capital may terminate the Standby Commitment Agreement in the following circumstances:

(a) any of the conditions in favour of Tembo Capital as set forth in the Standby Commitment Agreement are not satisfied or waived by Tembo Capital;

(b) the Corporation fails to complete the Offering; or

(c) any order cease trading the securities of Coro is made by a competent regulatory authority and that order is still in effect.

Tembo Capital currently owns approximately 14.00% of the outstanding Common Shares. Tembo Capital is a related party of the Corporation in accordance with generally accepted accounting principles applicable to Coro (being International Financial Reporting Standards). No fees are payable by the Corporation to Tembo Capital pursuant to the Standby Commitment Agreement.

A copy of the Standby Commitment Agreement is available for review under the Corporation's SEDAR profile at www.sedar.com.

See "Insider Participation – Will insiders be participating?" for further information on Tembo Capital.

Have we confirmed that the stand-by guarantor has the financial ability to carry out its stand-by commitment?

The Corporation has confirmed that Tembo Capital has the financial ability to carry out its obligations under the Standby Commitment Agreement.

What are the security holdings of the stand-by guarantor before and after the rights offering?

See "Insider Participation – Who are the holders of 10% or more of the Common Shares before and after the Offering?”.

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the soliciting dealer and what are its fees?

The Corporation has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the Offering?

The Notice for the Offering has been sent to Eligible Shareholders in the Eligible Jurisdictions. For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which an Eligible Shareholder is entitled has been included with the Notice. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate in the manner and upon the terms set out in the Rights Certificate.

Each Rights Certificate indicates the number of Rights to which the Rights Certificate holder is entitled. By completing the appropriate form appearing on the front of the Rights Certificate in accordance with the instructions outlined on the Rights Certificate, a Rights Certificate holder may: (i) subscribe for Common Shares (Form 1); (ii) subscribe for Additional Shares (Form 2); (iii) sell or transfer Rights (Form 3); or (iv) divide or combine the Rights Certificate (Form 4).

Rights Certificates will expire and be of no value unless they are returned with a properly completed Form 1, 2, 3 or 4, as the case may be, and received with payment for the Common Shares subscribed for, at the office of the Rights Agent located at the Subscription Office, Attention: Corporate Actions, before the Expiry Time.

The Subscription Price may be paid by certified cheque, bank draft or money order made payable to "Computershare Investor Services Inc." All payments, together with Form 1 and Form 2 duly completed on the Rights Certificate, must be received by the Rights Agent at or before the Expiry time.

The Rights Agent may be contacted at 1-800-564-6253 (North America); 1-514-982-7555 (International); or corporateactions@computershare.com.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscriptions will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding. All subscriptions are irrevocable. The Corporation reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. The Corporation is not nor will it be under any duty to give any notice of any defect or irregularity in any subscription, nor will it be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the Offering?

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a "CDS Participant") in the book-based system administered by CDS, an Eligible Shareholder may subscribe for Common Shares by instructing the CDS Participant holding the Eligible Shareholder's Rights to elect in accordance with the Eligible Shareholder's instructions and exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of the Offering. An Eligible Shareholder wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber's Rights prior to the Expiry Time, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the Eligible Shareholder's account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and Eligible Shareholders will be unable to withdraw their subscriptions for Common Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

Only registered Eligible Shareholders will be provided with Rights Certificates. For all non-registered, beneficial Eligible Shareholders who hold their Common Shares through a CDS Participant in the book-based systems administered by CDS, a global certificate representing the total number of Rights to which all such Eligible Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial Eligible Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Eligible Shareholders who hold their Common Shares through a CDS Participant must arrange for exercises, purchases or transfers of Rights through their CDS Participant and should contact the CDS Participant to instruct them accordingly. It is anticipated by the Corporation that each purchaser of Common Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights are issued or such Rights or Common Shares are purchased in accordance with the practices and policies of such CDS Participant.

Beneficial Eligible Shareholders in the Eligible Jurisdictions may also accept the Offering in the Eligible Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS' on-line tendering system into the Corporation's account at CDS, is received by the Corporation prior to the Expiry Time. The Corporation has established an account at CDS for the purpose of the Offering. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder's Rights into the Corporation's account in accordance with CDS procedures for such transfer. Delivery of Rights using the CDS book-based transfer system will constitute a valid tender under the Offering.

Beneficial Eligible Shareholders in the Eligible Jurisdictions, through their respective CDS Participants, who utilize the CDS on-line system to accept the Offering through a book-based transfer of their Rights into the Corporation's account with CDS are deemed to have completed a Rights Certificate and therefore such instructions received by the Corporation are considered as a valid tender in accordance with the terms of the Offering.

The Corporation will not have any liability for: (i) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their CDS Participants.

Who is eligible to receive Rights?

The Offering is only being made to Shareholders resident in the Eligible Jurisdictions. The Rights and Common Shares issuable upon exercise of the Rights are not being offered to Ineligible Shareholder.. Rights may not be exercised by or on behalf of an Ineligible Shareholder. CDS Participants may not issue Rights to Ineligible Shareholders.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation. A registered Ineligible Shareholder whose address of record is outside the Eligible Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation, in writing, on or before the 7th day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering.

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Eligible Shareholders who are resident in Non-Participating Jurisdictions. Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Non-Participating Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Non-Participating Jurisdictions.
The Corporation will accept subscriptions from Ineligible Shareholders or transferees if such Ineligible Shareholders or transferees satisfy the Corporation, through the delivery of an opinion of counsel in such Ineligible Shareholders’ jurisdiction of good standing not less than 7 days before the Expiry Date (and if the 7th day prior to the Expiry Date is a Saturday, Sunday or statutory holiday in the Toronto, Ontario, then such date shall be deemed to be the next business day following the 14th day prior to the Expiry Date), that the receipt by such Ineligible Shareholder or transferee of the Rights in the Offering and subscription by such Ineligible Shareholder or transferee and issuance to it of the Common Shares on exercise of the Rights is lawful and : (a) will not violate the laws of their jurisdiction of residence or other applicable jurisdiction, and (b) will not impose any requirement on the Corporation to comply with legal requirements in their jurisdiction of residence or other applicable jurisdiction other than those being complied with for the offering of Rights in the Qualified Jurisdictions.

If an Ineligible Shareholder does not satisfy the Corporation as to their eligibility to participate in the Offering on or before 7th day prior to the Expiry Date, the Rights Agent will, prior to the Expiry Time attempt to sell such Rights on the TSX, on a best efforts basis. The proceeds received by the Rights Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Shareholders who do not satisfy the Corporation as to their eligibility to participate in the Offering on or before the 7th day prior to the Expiry Date on a pro rata basis according to the total number of Common Shares held by them.

U.S. Shareholders

The Corporation will file with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3.

What is the additional subscription privilege and how can you exercise this privilege?

A holder of a Rights Certificate who is not an Ineligible Shareholder and who has exercised all the Rights evidenced by such Rights Certificate (i.e. exercised their Basic Subscription Privilege in full) may subscribe for Additional Shares, if available, at the Subscription Price. Additional Shares will be allocated from those Rights, if any, available as a result of Rights that are unexercised by the Expiry Time. A holder who exercises the Additional Subscription Privilege will receive the lesser of (i) the number of Common Shares that holder subscribes for under the Additional Subscription Privilege, and (ii) the number of Common Shares that is equal to the aggregate number of Common Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Offering divided by the aggregate number of Rights previously exercised under the Offering by holders of Rights that have subscribed for Common Shares under the Additional Subscription Privilege.

A Rights holder may subscribe for Common Shares by (i) completing Form 2 of the Rights Certificate, and (ii) delivering the Rights Certificate, together with payment for those Additional Shares, to the Rights Agent at or before the Expiry Time. If payment for all Additional Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid. Subscriptions for Additional Shares immediately follow the Basic Subscription Privilege and shareholders that validly subscribe for Additional Shares will receive such Additional Shares concurrently with the Common Shares subscribed for under the Basic Subscription Privilege.

If the Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by the Corporation to the relevant Shareholders. If the Offering is not fully subscribed, certificates representing Common Shares due to Shareholders as a result of over-subscriptions will be delivered by the Corporation together with the certificates representing Common Shares due to those Shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, the Corporation will return to any over-subscribing Shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over-subscription for Common Shares where the number of additional Common Shares available to that Shareholder is less than the number of Additional Shares subscribed for. No interest will be payable by the Corporation in respect of any excess funds returned to Shareholders.

How does a Rights holder sell or transfer Rights?

Registered Holders of Rights

The rights will trade on the TSX under the trading symbol "COP.RT" until 12:00 p.m. (Toronto Time) on the Expiry Date. Holders of Rights Certificates not wishing to exercise their rights may sell or transfer them directly or through their securities broker or dealer at the shareholder’s expense, subject to any applicable resale restrictions. Holders of Rights Certificates may elect to exercise only a part of their rights and dispose of the remainder, or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of rights is the responsibility of the holder of such rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

If you wish to transfer your Rights, complete Form 3 (the "Transfer Form") on the Rights Certificate, have the signature guaranteed by an "eligible institution" to the satisfaction of the Rights Agent and deliver the Rights Certificate to the transferee. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program. Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Corporation and the Rights Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.

Beneficial holders of Rights

If you hold Common Shares through a CDS Participant, you must arrange for the exercise, transfer or purchase of Rights through that CDS Participant.

U.S. Restriction

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S under the U.S. Securities Act.

When can you trade Common Shares issuable upon the exercise of your Rights

All Common Shares issuable upon the exercise of the Rights will be listed and posted for trading on the TSX under the symbol "COP" as soon as practicable after closing the Offering.

Are there restrictions on the resale of Rights and Common Shares?

Rights offered to holders in Canada and the Common Shares issuable on exercise of such Rights may be resold under applicable Canadian securities laws, including through the facilities of the TSX, by such holders provided that: (i) the sale is not by a “control person” of the Corporation; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

The Corporation will file with the SEC in the United States the Registration Statement so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions in the United States. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act. See "How does a rights holder sell or transfer rights? – U.S. Restriction" above.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will Coro issue fractional underlying Common Shares upon exercise of the Rights?

The Corporation will not issue fractional Common Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares with no additional compensation, as applicable.

ADDITIONAL INFORMATION

Where can you find more information about Coro?

Further information regarding the Corporation, its activities and its financial results, including copies of the financial statements and other continuous disclosure documents filed by the Corporation with applicable Canadian securities regulatory authorities, may be obtained under the Corporation's profile on SEDAR at www.sedar.com. You can also access information about us at our website at www.coromining.com.

The Corporation has filed a Registration Statement so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions in the United States. Shareholders in the United States should also review the Corporation’s Registration Statement on Form F-7 which will be filed with the SEC and can be found at www.sec.gov and may also be obtained by contacting Nicholas Bias, Vice President Corporate Development & Investor Relations, at: nbias@coromining.com.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about Coro that has not been generally disclosed.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are being filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Corporation’s Annual Information Form for the year ended December 31, 2017; (ii) the Corporation’s audited consolidated annual financial statements as at and for the years ended December 31, 2017 and 2016; (iii) management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2017; (iv) the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and the corresponding management’s discussion and analysis; (v) the management information circular dated May 30, 2018 (vi) the consent of PricewaterhouseCoopers LLP; (vii) the consent of certain technical experts, and (viii) the powers of attorney. Shareholders in the U.S. are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description

99.1	Annual Information Form of the Registrant dated March 29, 2018 for the year ended December 31, 2017

99.2	Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2017 and 2016

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2017

99.4	Unaudited Consolidated Financial Statements of the Registrant for the period ended June 30, 2018

99.5	Management’s Discussion and Analysis of the Registrant for the period ended June 30, 2018

99.6	Management Information Circular of the Registrant dated May 30, 2018

99.7	Consent of PricewaterhouseCoopers LLP

99.8	Consent of Sergio Alvarado

99.9	Consent of Luis Oviedo

99.10	Press Release dated August 7, 2018

99.11	Power of Attorney (contained on the signature page)

99.12	Standby Commitment Agreement dated August 3, 2018

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on August 20, 2018.

CORO MINING CORP.

By:	/s/ Armando Veliz
Name:	Armando Veliz
Title:	Chief Financial Officer

Signatures and POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Luis Albano Tondo and Armando Veliz as his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Luis Albano Tondo
Luis Albano Tondo	President & CEO and Director (Principal Executive Officer)	August 20, 2018

/s/ Armando Veliz
Armando Veliz	Chief Financial Officer (Principal Financial and Accounting Officer)	August 20, 2018

/s/ Colin Kinley
Colin Kinley	Chairman, Director	August 20, 2018

/s/ Petra Decher
Petra Decher	Director	August 20, 2018

/s/ Gordon J. Fretwell
Gordon J. Fretwell	Director	August 20, 2018

/s/ Michael Haworth
Michael Haworth	Director	August 20, 2018

/s/ Alan Stephens
Alan Stephens	Director	August 20, 2018

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity as the duly authorized representative of Coro Mining Corp. in the United States, on August 20, 2018.

/s/ Colin Kinley
Name:	Colin Kinley
Title:	Chairman and Director